UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.         Call to Extraordinary Noteholders’ Meeting for August 5, 2020

Buenos Aires, July 14, 2020

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Extraordinary Noteholders’ Meeting summoned for August 5, 2020

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the agenda of the referred Extraordinary Noteholders’ Meeting summoned for August 5, 2020.

Sincerely,

Fernando J. Balmaceda

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO AN EXTRAORDINARY MEETING OF THE HOLDERS OF

OUTSTANDING 6.500% SENIOR NOTES DUE 2021

Pursuant to the decision adopted at the meeting of the Board of Directors of Telecom Argentina S.A. (the “Company”) of July 13, 2020, the Company hereby summons an extraordinary meeting of the holders of Class “A” Fixed-Rate Notes due in 2021 (the “2021 Notes”) for a Nominal Value of US$465,853,000 outstanding issued by Cablevisión SA (which was merged into the Company). Said Meeting will take place on August 5, 2020 at 10:00 a.m. (Buenos Aires time) on first call, at Av. Alicia Moreau de Justo 50, Buenos Aires City, Argentina; provided, however, that if the preventive and mandatory social isolation measures (as per Decree 297/2020 and its amending and complementary regulations) are in force at the date scheduled for the Meeting, thus preventing it from being held in person, said Meeting will be held remotely using the Cisco Webex system, which will allow: (i) that all holders or holders’ representatives (as applicable) of 2021 Notes that have been duly registered have free access to the Meeting and the opportunity to speak and vote; (ii) the simultaneous transmission of sound, images and words during the entire Meeting and the recording on digital media; and (iii) keeping a digital copy of the recorded Meeting, which must be available to holders of 2021 Notes who may require it for a period of five years; all in accordance with the provisions of the applicable regulations for such meetings and Resolution No. 830/2020 of the Argentine Securities and Exchange Commission. The following items will be considered:

AGENDA:

“ 1) Appointment of one or more persons to sign the Meeting Minutes.

2) Amendment and/or elimination of the following terms and conditions of the Class “A” Fixed-Rate Notes due June 15, 2021 (the “2021 Notes”) and the related Sections (or parts thereof) in the 2021 Notes Indenture between the Company (as the surviving company after the merger of Cablevisión S.A.), Deutsche Bank Trust Company Americas, Banco Comafi S.A. (as the surviving company after the merger of Deutsche Bank S.A.), and Deutsche Bank Luxembourg S.A., of June 15, 2016, as amended and restated on December 11, 2017, and supplemented by the supplemental indenture of July 12, 2018 (the “2021 Notes Indenture”): Section 1.01 (Definitions); Section 4.03 (Maintenance of Existence; Ratings); Section 4.04 (Laws, Licenses and Permits); Section 4.15 (Line and Conduct of Business; Section 4.19 (Listing); Section 6.01 (e), and Section 6.01 (f) (Events of Default). Elimination of Covenants relating to the maintenance of existence and ratings, laws, licenses and permits, line and conduct of business, and listing. Increasing to US$100,000,000 the threshold of the event of default relating to other debt, and eliminating the event of default relating to judgments against the Issuer. Effective date of amendments as of the date of the Meeting that approves them. Authorization, granting of powers and instruction to the Trustee and other parties to the 2021 Notes Indenture to establish and sign with the Company the final text of the documents in which the amendments and/or eliminations of sections approved by the Meeting will be included, and any other act required regarding said amendments and/or eliminations.”

To comply with quorum requirements, noteholders representing at least 60% of the aggregate principal amount of 2021 Notes outstanding shall be present on the Meeting’s first call. Decisions will be adopted with the favorable vote of the majority of the 2021 Notes principal outstanding amount that are represented and voted at the Meeting.

For the Attendance Record, 2021 Noteholders that wish to attend and vote at the Meeting shall submit their communication of attendance to the Meeting to the Company by 6.00 p.m. (Buenos Aires time) of July 30, 2020, at Av. Alicia Moreau de Justo 50, Buenos Aires City, Argentine Republic (Attention of: Andrea V. Cerdán-Gerencia de Asuntos Societarios), at which date and time the Noteholders’ Meeting Attendance Record kept by the Company will be closed, together with the Powers of Attorney, if they decide to be represented by proxies, and proof of their holding of 2021 Notes to be voted at the Meeting. If the preventive and mandatory social isolation measures are still in effect and the Meeting has to be held remotely, the communication of attendance may be sent by email to: AsuntosSocietarios@teco.com.ar; provided that the physical documents supporting the proxy or representation in accordance with Resolution 830/2020 shall be sent to the Company, duly authenticated, by 6.00 p.m. (Buenos Aires time) on July 28, 2020, to Av. Alicia Moreau de Justo 50, Buenos Aires City, Argentine Republic (Attention of: Andrea V. Cerdán-Gerencia de Asuntos Societarios), together with a pdf copy sent to the abovementioned email address. Once the documentation is received, the Company will reply by email to the attendees’ contact email addresses, which they must provide for said purpose, with the necessary details to access the Meeting on the Cisco Webex system, on which platform the Meeting will be held and the votes will be cast.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 14, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations